Oxley Bridge Acquisition Limited

333 Seymour Street

Vancouver, BC V6B 5A6 Canada

VIA EDGAR

December 20, 2024

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, NE

Washington, D.C. 20549

Attention: Benjamin Holt

Re:	Oxley Bridge Acquisition Limited

Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted November 19, 2024

CIK No. 0002034313

Dear Mr. Holt:

Oxley Bridge Acquisition Limited. (the “Company,” “we,” “our” or “us”) hereby transmits the Company’s response to an oral comment received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), regarding its Draft Registration Statement filed with the Commission on November 19, 2024. The Company has confidentially submitted an amendment to its Draft Registration Statement on Form S-1 (the “Amended Registration Statement”), which reflects the Company’s responses to the comment received by the Staff.

For the Staff’s convenience, we have repeated below the Staff’s comment in bold, and have followed the comment with the Company’s response.

Draft Registration Statement on Form S-1 submitted November 19, 2024

General

1.	Please include a separate section on enforcement of liabilities addressing the enforcement risks related to civil liabilities due to you, your sponsor, and some of your officers and directors being located in China or Hong Kong. For example, revise to discuss more specifically the limitations on investors being able to effect service of process and enforce civil liabilities in China, lack of reciprocity and treaties, and cost and time constraints. Also, please disclose these risks in the business section, which should contain disclosures consistent with the separate section. Additionally, please identify each officer and director located in China or Hong Kong and disclose that it will be more difficult to enforce liabilities and enforce judgments on those individuals.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has included revised disclosure on pages 85, 122 – 123 and 182 – 183 to address the risks associated with, and the limitations on enforcement of civil liabilities in Hong Kong, as well as disclosure regarding the residences and nationalities of each director and officer.

****

We thank the Staff for its review of the foregoing. If you have further comments, please feel free to contact to our counsel, Stuart Neuhauser at sneuhauser@egsllp.com or by telephone at (212) 370-1300.

Sincerely,

/s/ Jonathan Lin
Jonathan Lin, Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP